FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: November 8, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

November 8, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	November 8, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin: AMO

Anglo Swiss Prepares Fall Churn Drill Program on Gemstone Properties

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is a company actively engaged in the acquisition, exploration and development of gemstone and other mineral resource projects.

The Company is mainly focused on development of colored gemstone projects in the Nelson, British Columbia area, where deposits containing iolite, gem quality red garnet and star sapphire/corundum have been located.  Anglo Swiss has completed initial assessments of the various lode (bedrock) occurrences on its hard rock claims.  The Company also holds 13 placer (surficial material – “gravel”) claims totalling 650 hectares near Passmore at the confluence of the Slocan and Little Slocan Rivers.  These gravels derived locally by erosion of the lode mineral occurrences have been recognized as containing the various gemstone minerals now liberated from their original lode rock.  Prospecting of the gravels by testing 88 sample sites by panning has confirmed the presence of both gem quality garnet and macro sapphire/corundum and suggested the quantity of contained minerals may increase with depth.

Anglo Swiss is currently planning a drill test of the gravel deposits both in terraces (“benches”) and on the valley floor.  A total of twelve  (12) large diameter churn drill holes, aggregating up to 500 meters total length have been recommended.  The Company is in possession of a land use permit to allow the drilling to proceed.  The object of this drilling is to test the gravels at depth, near the bedrock interface, to identify horizons that may contain significant quantities of the target gemstones.  Samples obtained will be processed at the Company’s lab facility located at the Kenville Mine milling plant nearby.  Mr. W.G. Timmins, P.Eng. and Mr. Derek Strickland, P.Geo., both Qualified Persons as defined by National Instrument 43-101, will supervise the project on behalf of Anglo Swiss, and will act as independent outside consultants.  Any gemstones recovered from this program will be assessed for their possible value by independent, qualified evaluators.

Please visit our newly launched website at www.anglo-swiss.com, presented in both English and French, where you can view some of the vast array of gemstone material collected from the properties.

On behalf of the Board of Directors,

“Glen Macdonald P.Geo., Director Mr. Glen Macdonald, P.Geo., a Qualified Person as defined by National Instrument 43-101 has reviewed this new release and accepts responsibility for its content.

For further information please contact:

Anglo Swiss Resources Inc.                         Telephone:   604-683-0484

or Investor Relations at                                 Fax:             604-683-7497

Daimler Partners

Mr. Peter Holt                                               Telephone:   604-605-8522

Internet www.anglo-swiss.com

Email: angloswiss@shaw.ca

WARNING: THE COMPANY RELIES UPON LITIGATION PROTECTION FOR “FORWARD-LOOKING STATEMENTS.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.